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                                                                  Rule 424(b)(3)
                                                                       333-44427

                          DOCUCORP INTERNATIONAL, INC.

                 Prospectus Supplement Dated April 8, 1998 to
                       Prospectus Dated February 24, 1998


          This Prospectus Supplement provides supplemental information to the Prospectus dated February 24, 1998 (the "Prospectus") covering the sale of 6,820,000 shares of common stock of DocuCorp International, Inc. (the "Company"). The Company granted to shareholders of the outstanding common stock of Safeguard Scientifics, Inc. ("Safeguard") of record on February 23, 1998, transferable rights to purchase an aggregate of up to 6,500,000 shares of the Company's common stock being sold by the Company and certain selling stockholders. The Prospectus also relates to the purchase of 320,000 additional shares of the Company's common stock that were granted to certain persons selected by the Company. A copy of the Prospectus is attached to this Prospectus Supplement and must be read in conjunction herewith. The following information is hereby added to and deemed to be included in the Prospectus:

      1. The rights offering by the Company, which involved the distribution of 6,388,280 rights to Safeguard shareholders of record as of the close of business on February 23, 1998, expired on March 31, 1998. Chase Mellon Shareholder Services, L.L.C., the rights agent, informed the Company that holders of rights exercised such rights to purchase a total of 6,210,730 shares of common stock (of which 3,680,000 shares were sold by the Company and 2,530,730 shares were sold by the selling stockholders) at the exercise price of $5.00 per share. Of the total shares of the Company's common stock subscribed for through the exercise of rights, the Underwriters, Tucker Anthony Incorporated and Prudential Securities Incorporated, advised the Company that they subscribed for 125,958 shares of common stock through the exercise of rights that were purchased in the open market by the underwriters during the course of the rights offering. The 177,550 shares of common stock remaining unsubscribed on the expiration date, together with the 111,720 shares of common stock relating to unissued rights, were sold to certain other persons, some or all of whom may have a relationship with the Company, Safeguard or one of Safeguard's other partnership companies. Pursuant to the terms of the Standby Underwriting Agreement, the underwriters have purchased all of the 640,000 shares of common stock from the selling stockholders that were subject to the over-allotment options granted by the selling stockholders to the underwriters. The underwriters have advised the Company that, during the exercise period of the rights offering, they (i) purchased 268,590 rights in the open market at prices ranging from $3.00 to $6.75 per right, (ii) sold 143,694 rights in the open market at prices ranging from $3.63 to $6.75 per right, (iii) purchased 53,503 shares in the open market at prices ranging from $8.75 to $11.38 per share and (iv) sold 413,872 shares of common stock to the public at prices ranging from $8.69 to $11.38 per share.

      2. On March 4, 1998, Policy Management Systems Corp. ("PMSC") brought a lawsuit in the United States District Court, District of South Carolina, against the Company and its FormMaker subsidiary. The lawsuit alleges that FormMaker has breached the marketing agreement pursuant to which PMSC distributes FormMaker's software product to the insurance industry. The lawsuit further alleges that the Company has engaged in unfair trade practices, tortious interference with PMSC's contractual relations, breach of contract and other forms of alleged misconduct relating to PMSC's contract with FormMaker. PMSC seeks unspecified damages, including punitive damages. The Company believes the claims are without merit, intends to vigorously contest such claims, and believes that the resolution of such claims shall not have a material adverse affect on its financial condition or results of operations.